UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

BioCardia, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

09060U507

(CUSIP Number)

Kate Inman, Esq.

General Counsel and Secretary

OPKO Health, Inc.

4400 Biscayne Blvd.

Miami, Florida 33137

(305) 575-4100

Phillip Frost, M.D.

Frost Gamma Investments Trust

4400 Biscayne Blvd, Suite 1500

Miami, Florida 33137

(305) 575-6015

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 12, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 13 Pages

1	NAME OF REPORTING PERSON OPKO Health, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 251,476 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 251,476 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 251,476 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2% (2)
14	TYPE OF REPORTING PERSON CO

(1)

Includes 224,563 shares of common stock, par value $0.001 per share (the “Common Stock”), of BioCardia, Inc., a Delaware corporation (the “Issuer”) and (ii) 26,913 shares of Common Stock issuable upon exercise of currently exercisable options with an exercise price of $16.20 per share and an expiration date of the earlier of 3 months after OPKO Health, Inc. ceases to provide certain services to the Issuer and August 1, 2026, as adjusted to give effect to a reverse stock split at a ratio of one-for-nine of the Issuer’s Common Stock outstanding effective June 6, 2019 (the “Vested Options”). Excludes 19,640 shares of Common Stock issuable upon exercise of unvested options with an exercise price of $16.20 per share and an expiration date of the earlier of 3 months after OPKO Health, Inc. ceases to provide certain services to the Issuer and August 1, 2026, as adjusted to give effect to a reverse stock split at a ratio of one-for-nine of the Issuer’s Common Stock outstanding effective June 6, 2019.

(2)

Calculated based on (i) 4,847,964 shares of Common Stock outstanding as of May 7, 2019, as reported in the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2019 (the “Form 8-K”) and (ii) 26,913 shares of Common Stock issuable upon exercise of the Vested Options.

1	NAME OF REPORTING PERSON Phillip Frost, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,541,702 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,541,702 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,541,702 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.1% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 111,111 shares of Common Stock underlying warrants with an exercise price of $6.75 and an expiration date of December 24, 2023.
(2)	Includes 1,541,702 shares held by Frost Gamma Investments Trust. Dr. Phillip Frost is the trustee of Frost Gamma Investments Trust.
(3)

Calculated based on 4,847,965 shares of the Common Stock outstanding as of March 22, 2019, as reported in the Annual Report, as adjusted to give effect to a reverse stock split at a ratio of one-for-nine of the Issuer’s Common Stock outstanding effective June 6, 2019.

1	NAME OF REPORTING PERSON Frost Gamma Investments Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,541,702 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,541,702 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,541,702 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.1% (3)
14	TYPE OF REPORTING PERSON OO

(1)	Includes 111,111 shares of Common Stock underlying warrants with an exercise price of $6.75 and an expiration date of December 24, 2023.
(2)	Includes 1,541,702 shares held by Frost Gamma Investments Trust. Dr. Phillip Frost is the trustee of Frost Gamma Investments Trust.
(3)

Calculated based on 4,847,965 shares of the Common Stock outstanding as of March 22, 2019, as reported in the Annual Report, as adjusted to give effect to a reverse stock split at a ratio of one-for-nine of the Issuer’s Common Stock outstanding effective June 6, 2019.

EXPLANATORY NOTE

This Schedule 13D is filed to amend and restate (i) the statement on Schedule 13G filed by OPKO Health, Inc. (“OPKO”) with the Securities and Exchange Commission (the “SEC”) on January 3, 2017, as amended on February 12, 2018 and February 14, 2019 and (ii) the statement on Schedule 13D filed by Dr. Frost and Frost Gamma Investments Trust (“FGIT”) on March 18, 2008, as amended by Amendment No. 1 filed on September 9, 2008, Amendment No. 2 filed with the SEC on December 9, 2009, Amendment No. 3 filed with the SEC on May 17, 2016, Amendment No. 4 filed with the SEC on November 10, 2016, Amendment No. 5 filed with the SEC on December 29, 2016, Amendment No. 6 filed with the SEC on January 11, 2019 and Amendment No. 7 filed with the SEC on February 14, 2019.

On September 7, 2018, the SEC filed a civil complaint in the Southern District of New York (the “Complaint”), against a number of individuals and entities, including OPKO and its CEO and Chairman, Dr. Frost.

In December 2018, OPKO, Dr. Frost and FGIT entered into settlements with the SEC, which, upon approval by the court in January 2019, resolved the claims against OPKO, Dr. Frost and FGIT. Pursuant to the settlement between OPKO and the SEC, and without admitting or denying any of the allegations of the Complaint, OPKO agreed to be enjoined from future violations of Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), a claim that requires no showing of scienter, and to pay a civil monetary penalty, which has been paid. OPKO also agreed, within certain stipulated time periods, to: (i) establish a Management Investment Committee (“MIC”) that will make recommendations to an Independent Investment Committee (“IIC”) of OPKO’s board of directors in connection with existing and future strategic minority investments; and (ii) retain an Independent Compliance Consultant (“ICC”) on a time-limited basis to, among other things, advise OPKO on whether filings pursuant to Section 13(d) of the Exchange Act for previous strategic minority investments made at the suggestion of or in tandem with Dr. Frost and his related persons or entities should be made or amended to reflect group membership with Dr. Frost.

Under the terms of the settlement between the SEC, Dr. Frost and FGIT, and without admitting or denying any of the allegations in the Complaint, Dr. Frost agreed to injunctions from violations of Sections 5(a) and (c) and 17(a)(2) of the Securities Act of 1933, claims which may be satisfied by strict liability and negligence, respectively, and Section 13(d) of the Exchange Act, also a strict liability claim; to pay a civil monetary penalty, disgorgement and pre-judgment interest, which have been paid; and to be prohibited, with certain exceptions, from trading in penny stocks.

The ICC has concluded his work. The ICC determined that certain prior investments by OPKO and Dr. Frost with respect to other issuers should have been grouped under Section 13(d) of the Exchange Act and that amended filings under Section 13(d) of the Exchange Act should be made. OPKO and Dr. Frost made the recommended filings on May 9, 2019. The ICC did not recommend any additional filings in connection with the Issuer. However, because of the relationship between Dr. Frost and OPKO, the Reporting Persons have elected to make such filings with respect to certain additional issuers, including the Issuer.

OPKO has now established the MIC and IIC, and following the establishment of these committees, any group between OPKO and Dr. Frost with respect to investments in the Issuer has ceased to exist.

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of BioCardia, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at: 125 Shoreway Road, Suite B, San Carlos, California 94070.

ITEM 2.	IDENTITY AND BACKGROUND

Set forth in Schedule 1 to this Schedule 13D are the name, business address and present principal occupation or employment and citizenship of each executive officer and director of OPKO and FGIT.

(a), (f) This statement is being filed by:

(i)	OPKO, a corporation incorporated under the laws of the State of Delaware;

(ii)	Phillip Frost, M.D; and

(iii)	FGIT, a trust organized under the laws of the State of Florida.

The Reporting Persons have entered into a joint filing agreement, date as of June 12, 2019, a copy of which is attached hereto as Exhibit 1.

(b) The address of the principal business and principal office of OPKO is 4400 Biscayne Blvd., Miami, Florida 33137. The address of the principal business and principal office of Dr. Frost and FGIT is 4400 Biscayne Blvd., Suite 1500, Miami, Florida 33137.

(c) OPKO is a diversified healthcare company that seeks to establish industry-leading positions in large and rapidly growing medical markets. Dr. Frost’s principal occupation is serving as Chairman and Chief Executive Officer of OPKO. The principal business of FGIT is to invest in securities. Dr. Frost is the sole trustee of FGIT. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of the Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is the sole shareholder of Frost-Nevada Corporation. As a result of the foregoing, Dr. Frost is also considered beneficial owner of the securities owned by FGIT. Dr. Frost disclaims beneficial ownership in the securities except to the extent of any pecuniary interest therein.

(d), (e) The information set forth under the heading “Explanatory Note” above is incorporated herein by reference in its entirety to this Item 2(d) and Item 2(e). Except as disclosed above under the heading “Explanatory Note,” during the last five years, none of the Reporting Persons or any of the persons listed on Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth or incorporated under the heading “Explanatory Note” and in Items 4 and 5 is incorporated by reference in its entirety into this Item 3.

The source of funds used by OPKO for each of its acquisitions of securities of the Issuer was working capital and securities of a company acquired by the Issuer. On August 19 2016, OPKO entered into an agreement to provide consulting services (the “Consulting Agreement”) to Biocardia, Inc., which was a private company (“Private BioCardia”) that was acquired by the Issuer on October 24, 2016. As compensation for services under that agreement, Private BioCardia granted OPKO options for the acquisition of 46,553 shares of common stock of Private BioCardia. Following the acquisition by the Issuer of Private BioCardia, those options became exercisable for shares of Common Stock and are currently exercisable for 26,913 shares of Common Stock of the Issuer, with an exercise price of $16.20 and an expiration date of the earlier of (i) August 1, 2026 and (ii) the date that is three months after OPKO ceases to provide services to the Issuer under the Consulting Agreement (the “Vested Options”). OPKO holds additional unvested options for 19,640 shares of Common Stock granted as compensation for services provided under the Consulting Agreement, with the same exercise price and expiration date as the Vested Options (together with the Vested Options, the “Options”). 25% of the Options vested on the first anniversary of the Consulting Agreement, with the remaining Options vesting ratably each month over the subsequent four years so long as OPKO continues to provide services under the Consulting Agreement.

The source of funds used by Dr. Frost and FGIT for each of its acquisitions of securities of the Issuer was working capital of FGIT.

ITEM 4.	PURPOSE OF TRANSACTION

The information set forth or incorporated under the heading “Explanatory Note” and in Items 2, 3 and 5 is incorporated by reference in its entirety into this Item 4.

Steven D. Rubin, who serves as Executive Vice President – Administration and a director of OPKO, served as Interim Chief Executive Officer and Interim Chief Financial Officer of the Issuer from May 10, 2016 until October 24, 2016, which was the effective date of the acquisition by the Issuer (then known as Tiger X Medical, Inc.) of BioCardia, Inc. Mr. Rubin also served as a director of the Issuer beginning in 2008 until October 24, 2016. Richard Krasno, Ph.D and Richard Pfenniger, Jr., directors of OPKO, are directors of the Issuer.

Each of the Reporting Persons may, at any time or from time to time, formulate plans or proposals regarding the Issuer or its securities to the extent deemed advisable by the Reporting Persons in light of each of their general investment policies, market conditions, subsequent developments affecting the Issuer, the general business and future prospects of the Issuer, or other factors. The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of shares of the Common Stock, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of the Common Stock or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Except as disclosed herein, none of the Reporting Persons has any plans or proposals which relate to or which would result in any of the actions specified in this paragraph of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) (b) The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.

OPKO’s reported ownership does not include securities beneficially owned by Dr. Krasno, Mr. Pfenniger, FGIT or Dr. Frost. OPKO disclaims beneficial ownership of the securities of the Issuer owned by Dr. Krasno, Mr. Pfenniger, FGIT and Dr. Frost.

Dr. Frost and FGIT’s reported ownership does not include securities owned by OPKO. In addition to serving as Chairman and Chief Executive Officer of OPKO, Dr. Frost and entities controlled by Dr. Frost (including FGIT) beneficially own approximately 35% of the outstanding common stock of OPKO. Dr. Frost and FGIT each disclaim beneficial ownership of the securities of the Issuer owned by OPKO.

Dr. Frost is the trustee of FGIT. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of the Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is the sole shareholder of Frost-Nevada Corporation. As a result of the foregoing, Dr. Frost is also considered beneficial owner of the securities owned by FGIT. Dr. Frost disclaims beneficial ownership in the securities except to the extent of any pecuniary interest therein.

The following persons named in Item 2, other than the Reporting Persons, beneficially own securities of the Issuer.

Name	Number of Shares of Common Stock Beneficially Owned		Sole or Shared Voting Power	Sole or Shared Dispositive Power	Percentage of Class
Richard Pfenniger	11,303	(1)	Sole	Sole	<1	% (2)
Richard Krasno	5,748	(3)	Sole	Sole	<1	% (4)

(1)

Comprised of (i) 7,709 shares of Common Stock and (ii) 3,594 restricted share units that will vest within 60 days (the “Pfenniger RSUs”). The Pfenniger RSUs were received as a result of Mr. Pfenniger’s service as a director of the Issuer.

(2)

Calculated based on 4,847,964 shares of Common Stock outstanding as of May 7, 2019, as reported in the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2019 (the “Form 8-K”) and (ii) 3,594 shares of Common Stock underlying the Pfenniger RSUs.

(3)

Comprised of (i) 2,154 shares of Common Stock and (ii) 3,594 restricted share units that will vest within 60 days (the “Kranso RSUs”). The Krasno RSUs were received as a result of Dr. Krasno’s service as a director of the Issuer.

(4)

Calculated based on 4,847,964 shares of Common Stock outstanding as of May 7, 2019, as reported in the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2019 (the “Form 8-K”) and (ii) 3,594 shares of Common Stock underlying the Krasno RSUs.

(c) There have been no transactions in shares of the Common Stock effected by any Reporting Person or any of the other persons named in Item 2 in the last 60 days.

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock covered by this Schedule 13D.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth or incorporated under the heading “Explanatory Note” and in Items 2, 3, 4 and 5 is incorporated by reference in its entirety into this Item 6.

Except for the matters described herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Joint Filing Agreement

Exhibit 2	Power of Attorney

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 12, 2019

OPKO Health, Inc.

By:	/s/ Kate Inman
Kate Inman
General Counsel, Secretary

Dr. Phillip Frost

By:	*

Frost Gamma Investments Trust

By:	*
Phillip Frost, M.D.
Trustee

By:	/s/ Steven D. Rubin
Attorney-in-Fact

*	This Schedule 13D was executed by Steven D. Rubin on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.

EXHIBIT INDEX

Exhibit	Description

1	Joint Filing Agreement.

2	Power of Attorney.

SCHEDULE 1

Directors of Opko

Name	Business Address	Principal Occupation or Employment	Citizenship

Phillip Frost, M.D	4400 Biscayne Blvd., Suite 1500, Miami, Florida 33137	Chairman & Chief Executive Officer OPKO Health, Inc.	United States

Jane H. Hsiao, Ph.D., MBA	c/o OPKO Health, Inc. 4400 Biscayne Blvd. Miami, Florida 33137	Vice Chairman & Chief Technical Officer OPKO Health, Inc.	United States

Steven D. Rubin	c/o OPKO Health, Inc. 4400 Biscayne Blvd. Miami, Florida 33137	Executive Vice President – Administration OPKO Health, Inc.	United States

Robert S. Fishel, M.D.	c/o OPKO Health, Inc. 4400 Biscayne Blvd. Miami, Florida 33137	Chief Executive Officer & President Florida Electrophysiology Associates	United States

Richard M. Krasno, Ph.D.	c/o OPKO Health, Inc. 4400 Biscayne Blvd. Miami, Florida 33137	Lead Independent Director of Ladenburg Thalmann Financial Services, Inc.	United States

Richard A. Lerner, M.D.	c/o OPKO Health, Inc. 4400 Biscayne Blvd. Miami, Florida 33137	Institute Professor The Scripps Research Institute	United States

John A. Paganelli	c/o OPKO Health, Inc. 4400 Biscayne Blvd. Miami, Florida 33137	Chairman of the Board Pharos Systems International	United States

Richard C. Pfenniger, Jr.	c/o OPKO Health, Inc. 4400 Biscayne Blvd. Miami, Florida 33137	Former Chairman, Chief Executive Officer and President Continucare Corporation	United States

Alice Lin-Tsing Yu, M.D., Ph.D.	c/o OPKO Health, Inc. 4400 Biscayne Blvd. Miami, Florida 33137	Professor in Pediatrics at University of California in San Diego	United States

Executive Officers of Opko

Name	Business Address	Principal Occupation or Employment	Citizenship

Phillip Frost, M.D	4400 Biscayne Blvd., Suite 1500, Miami, Florida 33137	Chief Executive Officer & Chairman of the Board.	United States

Jane H. Hsiao, Ph.D., MBA	c/o OPKO Health, Inc. 4400 Biscayne Blvd. Miami, Florida 33137	Vice Chairman & Chief Technical Officer.	United States

Steven D. Rubin	c/o OPKO Health, Inc. 4400 Biscayne Blvd. Miami, Florida 33137	Executive Vice President – Administration.	United States

Adam Logal	c/o OPKO Health, Inc. 4400 Biscayne Blvd. Miami, Florida 33137	Senior Vice President, Chief Financial Officer, Chief Accounting Officer and Treasurer.	United States